UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MANDALAY RESORT GROUP

(Name of Issuer)

COMMON STOCK, $.01⅔ PAR VALUE

(Title of Class of Securities)

562567 10 7

(CUSIP Number)

Michael S. Ensign	with a copy to:
Chairman of the Board,	Howell J. Reeves, Esq.
Chief Executive Officer and	Wolf, Block, Schorr and Solis-Cohen, LLP
Chief Operating Officer	1650 Arch Street, 22nd Floor
Mandalay Resort Group	Philadelphia, Pennsylvania 19103
3950 Las Vegas Blvd. South	(215) 977-2000
Las Vegas, Nevada 89119
(702) 632-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562567 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael S. Ensign

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,066,666

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,066,666

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,066,666

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) IN

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 5 amends and restates in its entirety the amended and restated Schedule 13D previously filed by Michael S. Ensign on June 27, 1995, as the same was most recently amended and restated on March 8, 2002, and relates to the shares of Common Stock, $.01⅔ par value per share (the “Shares”), of Mandalay Resort Group, a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3950 Las Vegas Blvd. South, Las Vegas, Nevada  89119.

ITEM 2.	IDENTITY AND BACKGROUND
	(a)	This statement is being filed by Michael S. Ensign (the “Reporting Person”).
	(b)	The Reporting Person’s business address is 3950 Las Vegas Blvd. South, Las Vegas, Nevada 89119.
(c)

The present principal occupation of the Reporting Person is Chairman of the Board of Directors, Chief Executive Officer and Chief Operating Officer of the Issuer.  The Issuer is primarily engaged in the gaming business and its principal executive offices are located at 3950 Las Vegas Blvd. South, Las Vegas, Nevada 89119.

	(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Agreement and Plan of Merger dated as of March 19, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Robert J. Verchota, as amended (the “Merger Agreement”), the Reporting Person agreed to transfer to certain subsidiaries of the Issuer his indirect interests in (i) three operating and licensed Nevada casinos, (ii) two gasoline service stations, holding restricted gaming licenses, (iii) an Illinois-licensed riverboat gaming facility, and (iv) various development properties located in Nevada, Indiana/Kentucky, and Mississippi (collectively, the “Gold Strike Properties”).  In return, the Issuer agreed to issue 6,501,933 Shares, and distribute $4,795,193 in cash, to the Reporting Person.  After the parties to the Merger Agreement obtained the requisite gaming and other governmental approvals and bank consents, the transactions contemplated by the Merger Agreement were effected (the “Closing”) on June 1, 1995 (the “Closing Date”), resulting in, among other things, the transfer by the Reporting Person of his indirect interests in the Gold Strike Properties to certain subsidiaries of the Issuer and the issuance and distribution by the Issuer of 6,501,933 Shares (the “Original Shares”) and $4,795,193 in cash to the Reporting Person.

The Shares beneficially owned by the Reporting Person as of the date hereof include 1,000,000 Shares which the Reporting Person is entitled to purchase at an exercise price of $13.00 per share by the exercise of an employee stock option granted by the Issuer on February 9, 1999 (the “February 1999 Option”).  The February 1999 Option, which expires on February 9, 2009, became exercisable as to 333,333 Shares on February 9, 2000 and February 9, 2001, respectively, and became exercisable as to the remaining 333,334 Shares on February 9, 2002.  The Shares beneficially owned by the Reporting Person as of the date hereof also include 666,666 Shares which the Reporting Person is entitled to purchase at an exercise price of $20.20 per share by the exercise of an employee stock option granted by the Issuer on March 1, 2001 (the “March 2001 Option”).  The March 2001 Option, which expires on March 1, 2011, became exercisable as to 333,333 Shares on March 1, 2002, and March 1, 2003, respectively, and becomes exercisable to the remaining 333,334 Shares on March 1, 2004.  The Shares beneficially owned by the Reporting Person as of the date hereof also include 400,000 Shares which the Reporting Person is entitled to purchase at an exercise price of $17.25 per share by the exercise of an employee stock option granted by the Issuer on October 2, 2001 (the “October 2001 Option” and, collectively with the March 2001 Option and the February 1999 Option, the “Options”).  The October 2001 Option, which does not grant the right to purchase any other Shares, became exercisable as to all of the 400,000 Shares on October 2, 2002. The October 2001 Options expire on October 1, 2011.  It is the Reporting Person’s present intention to utilize individual funds and/or presently owned Shares to purchase any Shares he may acquire pursuant to the Options.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Original Shares for investment purposes.  Subject to compliance with applicable law, and depending on general market and economic conditions affecting the Issuer and the Reporting Person’s view of the prospects for the Issuer and other relevant factors, the Reporting Person may purchase additional Shares, including Shares which may be acquired pursuant to the Options, or dispose of some or all of his Shares from time to time in open market transactions, private transactions or otherwise.

The Reporting Person participates in the formulation, determination and direction of basic business decisions and policies of the Issuer by virtue of his membership on the Issuer’s Board of Directors and his service as an executive officer of the Issuer.  For further discussion of (i) the Merger Agreement which contains provisions relating to the Reporting Person’s initial and subsequent election to the Issuer’s Board of Directors and (ii) the Employment Agreement (as defined below) which contained provisions relating to the Reporting Person’s employment as an executive officer of the Issuer and was terminated on May 31, 2002, see Item 6, below.

Except as set forth herein, the Reporting Person has no present plans or proposals with respect to any material change in the Issuer’s business or corporate structure or which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material changes in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)

The 7,066,666 Shares beneficially owned by the Reporting Person (2,066,666 of which represent Shares the Reporting Person is entitled to acquire pursuant to the February 1999 Option, the March 2001 Option and the October 2001 Option, as described in Item 3) constitute approximately 11.5% of the total number of Shares outstanding, based on 59,339,760 Shares outstanding at April 3, 2003.

(b)	The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 7,066,666 Shares beneficially owned by him.
(c)

The Reporting Person has not engaged in any transaction during the past 60 days in any securities of the Issuer.  The changes in the number of Shares beneficially owned by the Reporting Person and in the Reporting Person’s percentage ownership from the respective amounts previously reported are the result solely of (i) the vesting of options in accordance with their previously reported vesting schedules, and (ii) the reduction in the number of outstanding Shares as a result of purchases of Shares by the Issuer (none of which were purchased from the Reporting Person) pursuant to the Issuer’s publicly disclosed share purchase program.

(d)	Not applicable.
(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 3, the Merger Agreement sets forth the Reporting Person’s agreement pursuant to which he sold his interests in the Gold Strike Properties in return for the issuance of the Original shares, and the distribution of $4,795,193 in cash, to the Reporting Person on the Closing Date.

In connection with the transactions contemplated by the Merger Agreement, the Issuer’s Bylaws were amended to increase the number of Class III Directors from two to three.  Pursuant to the Merger Agreement, on the Closing Date, the Reporting Person was elected by the Issuer’s Board of Directors to fill the Class III vacancy resulting from the foregoing amendment to the Bylaws for the balance of the current term of such class.  The Merger Agreement also required the Issuer, at the end of the Reporting Person’s initial term as a member of the Issuer’s Board of Directors, to use its best efforts to cause the Reporting Person (or another individual designated by the Reporting Person) to be nominated for election to a full term when the Class III directors next stood for election in 1997.  The Reporting Person was elected by the Issuer’s stockholders to serve a full three-year term on the Issuer’s Board of Directors on June 24, 1997.  On June 15, 2000, the Reporting Person was elected by the Issuer’s stockholders to an additional three-year term which expires in 2003, and the Reporting Person will be one of the nominees of the Issuer’s Board of Directors for election to a new three-year term at the 2003 annual meeting of the Issuer’s stockholders.

In connection with the Closing, the Reporting Person also entered into the following agreements with the Issuer which relate to the management and securities of the Issuer: Employment Agreement, Standstill Agreement, Registration Rights Agreement and Agreement Pursuant to Joint Venture Agreement, each of which is discussed below.

The Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer required, among other things, the Issuer to employ the Reporting Person as an executive officer for a term of three years subject to automatic renewal unless the Reporting Person or the Issuer provides written notice to the contrary.  The Employment Agreement, pursuant to which the Reporting Person was employed as the Issuer’s Chief Executive Officer from January 16, 1998 until May 31, 2002 and its Chief Operating Officer from June 1, 1995 until May 31, 2002, was in effect from the Closing Date until it was terminated on May 31, 2002.  Neither the Issuer’s continued employment of the Reporting Person nor the Reporting Person’s positions with the Issuer were affected by the termination of the Employment Agreement.

The Standstill Agreement dated as of the Closing Date by and between the Issuer and the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Glenn W. Schaeffer (the “Standstill Agreement”), contained a number of customary “standstill” restrictions, including limitations on the number of Shares which the Reporting Person could beneficially own.  Pursuant to such restrictions, which terminated on June 1, 2000, the Reporting Person agreed, among other things and except in certain circumstances, for a five year period beginning on the Closing Date (i) not to acquire more than 9.9% of the outstanding equity securities of the Issuer, (ii) not to engage in the solicitation of proxies and (iii) not to make any acquisition proposal.  Pursuant to a Stipulation of Settlement re Consolidated Class Action and Derivative Claims dated April 16, 1996, the Issuer agreed to amend the Standstill Agreement to clarify certain duties of the Reporting Person.  On September 3, 1996, the Issuer and the Reporting Person entered into Amendment No.1 to the Standstill Agreement (the “Amendment”).  The Amendment, which was effective as of April 16, 1996, provides that notwithstanding anything to the contrary in the Standstill Agreement, the Reporting Person must exercise his fiduciary duties in evaluating and considering any unsolicited offers or proposals for the acquisition of or merger with, or other proposed change in control of, the Issuer.

The Registration Rights Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II, Glenn W. Schaeffer, Gregg H. Solomon, Antonio C. Alamo, Anthony Korfman, William Ensign and Robert J. Verchota provides the Reporting Person with certain demand and piggyback registration rights with respect to the Shares acquired by him pursuant to the Merger Agreement.

The Agreement Pursuant to Joint Venture Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Glenn W. Schaeffer and William A. Richardson, which has terminated, required the foregoing individuals to jointly and severally pay to the Issuer liquidated damages upon the occurrence of certain events relating to (i) the management of a joint venture which is currently managed by an affiliate of the Issuer and (ii) such individuals’ employment with the Issuer or such individuals’ beneficial ownership of the capital stock of the Issuer.

On February 9, 1999, the Issuer granted to the Reporting Person the February 1999 Option, the terms of which are described in Item 3.  On March 1, 2001, the Issuer granted to the Reporting Person the March 2001 Option, the terms of which are described in Item 3.  On October 2, 2001, the Issuer granted to the Reporting Person the October 2001 Option, the terms of which are described in Item 3.  The 333,334 Shares the Reporting Person will become entitled to purchase pursuant to the March 2001 Option beginning on March 1, 2004 have not been included in the number of Shares reported herein as beneficially owned by the Reporting Person because the right to acquire those shares does not become exercisable for more than 60 days following the date hereof.

The description of the terms of the Merger Agreement, Employment Agreement, Standstill Agreement, Registration Rights Agreement, Agreement Pursuant to Joint Venture Agreement and Options set forth herein does not purport to be a complete statement of the parties’ rights and obligations, and is qualified in its entirety by reference to such agreements, which are set forth as Exhibits 99.1 to 99.10 hereto.  Reference is made to such agreements for a complete description of the terms and provisions thereof and the agreement of the parties thereunder.

The Reporting Person has pledged 1,000,000 Shares to U.S. Bank to secure his guarantee of a loan of $35 million to a closely-held entity whose owners include various members of his family.  The pledge is pursuant to an agreement which contains standard default provisions.

Except as set forth above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
99.1

Agreement and Plan of Merger dated as of March 19, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Robert J. Verchota. (Incorporated by reference to Exhibit 10(ee) to the Issuer’s Annual Report on Form 10-K for the year ended January 31, 1995).

99.2

First Amendment to the Agreement and Plan of Merger dated May 30, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Robert J. Verchota.*

99.3	Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer.*
99.4	Standstill Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Glenn W. Schaeffer.*
99.5

Registration Rights Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II, Glenn W. Schaeffer, Gregg H. Solomon, Antonio C. Alamo, Anthony Korfman, William Ensign and Robert J. Verchota.*

99.6

Agreement Pursuant to Joint Venture Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Glenn W. Schaeffer and William A. Richardson.  (Incorporated by reference to Exhibit I to Exhibit 10(ee) to the Issuer’s Annual Report on Form 10-K for the year ended January 31, 1995.)

99.7	Amendment No.1 to Standstill Agreement, effective as of April 16, 1996 by and between, among others, the Issuer and the Reporting Person.*
99.8	Option Agreement, dated February 9, 1999, between the Issuer and the Reporting Person.*
99.9	Option Agreement, dated March 1, 2001, between the Issuer and the Reporting Person.*
99.10	Option Agreement, dated October 2, 2001, between the Issuer and the Reporting Person.*

*  Previously filed with this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2003	/S/ MICHAEL S. ENSIGN
Michael S. Ensign

EXHIBIT LIST

99.1                           Agreement and Plan of Merger dated as of March 19, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Robert J. Verchota. (Incorporated by reference to Exhibit 10(ee) to the Issuer’s Annual Report on Form 10-K for the year ended January 31, 1995).

99.2                           First Amendment to the Agreement and Plan of Merger dated May 30, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Robert J. Verchota.*

99.3                           Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer.*

99.4                           Standstill Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Glenn W. Schaeffer.*

99.5                           Registration Rights Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II, Glenn W. Schaeffer, Gregg H. Solomon, Antonio C. Alamo, Anthony Korfman, William Ensign and Robert J. Verchota.*

99.6                           Agreement Pursuant to Joint Venture Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Glenn W. Schaeffer and William A. Richardson.  (Incorporated by reference to Exhibit I to Exhibit 10(ee) to the Issuer’s Annual Report on Form 10-K for the year ended January 31, 1995.)

99.7                           Amendment No.1 to Standstill Agreement effective as of April 16, 1996 by and between, among others, the Issuer and the Reporting Person.*

99.8                           Option Agreement, dated February 9, 1999, between the Issuer and the Reporting Person.*

99.9                           Option Agreement, dated March 1, 2001, between the Issuer and the Reporting Person.*

99.10                     Option Agreement, dated October 2, 2001, between the Issuer and the Reporting Person.*

*  Previously filed with this Schedule 13D